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                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                            ----------------------

                               TUT SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)
                            ----------------------

         Options to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)
                            ----------------------

                                   901103101
       (CUSIP Number of Class of Securities of Underlying Common Stock)
                            ----------------------

                               Salvatore D'Auria
                     President and Chief Executive Officer
                               Tut Systems, Inc.
                          5964 West Las Positas Blvd.
                         Pleasanton, California  94588
                                (925) 460-3900
      (Name, address and telephone number of person authorized to receive notices and
                  communications on behalf of filing person)
                            ----------------------

                                  Copies to:
                            Steven E. Bochner, Esq.
                             Jill L. Nissen, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                           Professional Corporation
                              650 Page Mill Road
                       Palo Alto, California  94304-1050
                                (650) 493-9300


                           CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                 Amount of Filing Fee
--------------------------------------------------------------------------------
              $4,387,417                              $877
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,456,114 shares of common stock of Tut Systems, Inc. having an aggregate value of $4,387,417 as of May 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================
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Item 1.  Summary Term Sheet.

         The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange, dated May 11, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a)  Name and Address.
              -----------------

         The name of the issuer is Tut Systems, Inc., a Delaware corporation ("Tut" or the "Company"), the address of its principal executive office is 5964 West Las Positas Blvd., Pleasanton, California 94588 and the telephone number at that address is (925) 460-3900. The information set forth in the Offer to Exchange under the caption "The Offer - Information Concerning Tut " is incorporated herein by reference.

         (b)  Securities.
              -----------

         This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1992 Stock Plan, 1998 Stock Plan and the 1999 Nonstatutory Stock Option Plan to purchase approximately 1,456,114 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), held by eligible employees for new options that will be granted under the Company's 1998 Stock Plan or the 1999 Nonstatutory Stock Option Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. An "eligible employee" refers to all employees of Tut Systems, Inc. and its U.S. subsidiaries who are employees at the time the New Options are granted, except all executive officers, vice-presidents, members of the Board of Directors and employees receiving Workers' Adjustment and Retraining Notification ("WARN") Act pay are not eligible to participate in the offer. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the unexercised options tendered by such eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet", "Introduction", and the sections under the caption "the Offer" entitled "Number of Options; Expiration Date", "Acceptance of Options for Exchange and Issuance of New Options", "Source and Amount of Consideration", and Terms of New Options" is incorporated herein by reference.

         (c)  Trading Market and Price.
              -------------------------

         The information set forth in the Offer to Exchange under the caption "the Offer - Price Range of Shares Underlying the Options" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)  Name and Address.
              -----------------

         The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

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Item 4.  Terms of the Transaction.

         (a)  Material Terms.
              ---------------

         The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Eligibility", "Number of Options; Expiration Date", "Procedures for Tendering Options", "Withdrawal Rights and Change of Election", "Acceptance of Options for Exchange and Issuance of New Options", "Conditions of the Offer", "Source and Amount of Consideration; Terms of New Options", "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer", "Legal Matters; Regulatory Approvals", "Material U.S. Federal Income Tax Consequences", and "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

         (b)  Purchases.
              ----------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         (e)  Agreements Involving the Subject Company's Securities.
              ------------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference. The eligible option plans and option agreements attached hereto as Exhibit (d)(1), Exhibit (d)(2) and Exhibit (d)(3) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a)  Purposes.
              ---------

         The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

         (b)  Use of Securities Acquired.
              ---------------------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Acceptance of Options for Exchange and Issuance of New Options" and "The Offer - Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" are incorporated herein by reference.

         (c)  Plans.
              ------

         The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

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Item 7.  Source and Amount of Funds or Other Consideration.

         (a)  Source of Funds.
              ----------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Source and Amount of Consideration," and "Terms of New Options" is incorporated herein by reference.

         (b)  Conditions.
              -----------

         Not applicable.

         (d)  Borrowed Funds.
              ---------------

         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)  Securities Ownership.
              ---------------------

         The information set forth in the Offer to Exchange under the caption "The Offer-Interests of Directors and Officers; Transactions and Arrangements Concerning the Option" is incorporated herein by reference.

         (b)  Securities Transactions.
              ------------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations.
             ---------------------------------

         Not applicable.

Item 10. Financial Statements.

         (a)  Financial Information.
              ----------------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Financial Information" and "The Offer - Additional Information" and on pages 37 through 60 of Tut's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and on pages 3 through 11 of Tut's Quarterly Report on From 10-Q for its fiscal quarter ended March 31, 2001 are incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q will be distributed with the material required under Rule 13c-4(d)(1) to all potential participants of this Offer. The Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Commission's website at http://www.sec.gov.

         (b)  Pro Forma Information.
              ---------------------

         Not applicable.

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Item 11. Additional Information.

         (a) Agreements, Regulatory Requirements and Legal Proceedings.
             ----------------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b)  Other Material Information.
              ---------------------------

         Not applicable.

Item 12. Exhibits.

         (a)  (1)  Offer to Exchange, dated May 11, 2001.

              (2) Memorandum from Janice Ramsey to Tut's employees dated May 11, 2001.

              (3)  Election Form.

              (4)  Notice to Change Election from Accept to Reject.

              (5)  Form of Promise to Grant New Stock Option.

              (6) Tut Systems, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 11, 2001 and incorporated herein by reference.

              (7) Tut Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (b)  Not applicable.

         (d) (1) Tut Systems, Inc. 1992 Stock Plan and form of agreement thereunder filed as Exhibit 10.1, to the Company's Registration Statement on Form S-1 declared effective on January 28, 1999 and incorporated herein by reference.

              (2) Tut Systems, Inc. 1998 Stock Plan and form of agreement thereunder filed as Exhibit 10.2, to the Company's Registration Statement on Form S-1 declared effective on January 28, 1999 and incorporated herein by reference.

              (3) Tut Systems, Inc. 1999 Nonstatutory Stock Option Plan and form of agreement thereunder filed.

              (4) Tut Systems, Inc. 1998 Stock Plan Prospectus.

              (5) Tut Systems, Inc. 1999 Nonstatutory Stock Option Plan
                  Prospectus.

         (g)  Not applicable.

         (h)  Not applicable.

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Item 13. Information Required by Schedule 13E-3.

         (a)  Not applicable.



                                       6
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    TUT SYSTEMS, INC.


                                    /s/ Nelson Caldwell
                                    ----------------------------
                                    Nelson Caldwell
                                    Chief Financial Officer

Date: May 11, 2001
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                               INDEX TO EXHIBITS


   Exhibit
   Number                                Description
-------------    ---------------------------------------------------------------

(a)(1) Offer to Exchange all Outstanding Options for New Options dated May 11, 2001.

(a)(2)           Memorandum from Janice Ramsey to Tut's employees dated May 11,
                 2001.

(a)(3)           Election Form.

(a)(4)           Notice to Change Election from Accept to Reject.

(a)(5)           Form of Promise to Grant New Stock Option.

(a)(6) Tut Systems, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 11, 2001 and incorporated herein by reference.

(a)(7) Tut Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(d)(1) Tut Systems, Inc. 1992 Stock Plan and form of agreement thereunder filed as Exhibit 10.1, to the Company's Registration Statement on Form S-1 declared effective on January 28, 1999 and incorporated herein by reference.

(d)(2) Tut Systems, Inc. 1998 Stock Plan and form of agreement thereunder filed as Exhibit 10.2, to the Company's Registration Statement on Form S-1 declared effective on January 28, 1999 and incorporated herein by reference.

(d)(3) Tut Systems, Inc. 1999 Nonstatutory Stock Option Plan and form of agreement thereunder.

(d)(4)           Tut Systems, Inc. 1998 Stock Plan Prospectus.

(d)(5)           Tut Systems, Inc. 1999 Nonstatutory Stock Option Plan
                 Prospectus.